UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

        ---------------------------------------------

                        SCHEDULE 13D

                      (Amendment No. 1)

          Under the Securities Exchange Act of 1934

                 MEDICALOGIC/MEDSCAPE, INC.
                      (Name of Issuer)

            Common Stock, No Par Value per share
               (Title of Class of Securities)

                          584642102
                       (CUSIP Number)

                     Sumner M. Redstone
                  National Amusements, Inc.
                       200 Elm Street
                 Dedham, Massachusetts 02026
                  Telephone: (781) 461-1600

                       with a copy to:

                  Michael D. Fricklas, Esq.
                         Viacom Inc.
                        1515 Broadway
                  New York, New York 10036
                  Telephone: (212) 258-6000
           (Name, Address and Telephone Number of
  Person Authorized to Receive Notices and Communications)

                      November 7, 2001
   (Date of Event which Requires Filing of this Statement)


     ---------------------------------------------------

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 871045-10-0                   Page 1 of 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
------------------------------------------------------------
                    S.S. No.
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(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
          --------------------------------------------------
/  / (b)
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(3)  SEC Use Only
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(4)  Sources of Funds (See Instructions)             N/A
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization
                United States
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Number of           (7)  Sole Voting Power
  Shares                                -------------------
Beneficially        (8)  Shared Voting Power    0(1)
 Owned by                               -------------------
   Each             (9)  Sole Dispositive Power
Reporting                              -------------------
  Person            (10) Shared Dispositive Power    0 (1)
  With
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    0(1)
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           0(1)
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)    IN
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  (1)  Pursuant to the Restructuring  (as defined in Item 4),
     Viacom Inc. surrendered to the Issuer all its shares of Issuer's common stock.

CUSIP No.     871045-10-0                     Page 2 of 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
------------------------------------------------------------
                    I.R.S No. 04-2949533
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
         ---------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Sources of Funds (See Instructions)         N/A
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
------------------------------------------------------------
Number of          (7)   Sole Voting Power
  Shares                              ----------------------
Beneficially       (8)   Shared Voting Power       0(1)
 Owned by                             ----------------------
   Each            (9)   Sole Dispositive Power
Reporting                             ----------------------
  Person          (10)   Shared Dispositive Power  0 (1)
  With                                ----------------------
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    0(1)
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                             0(1)
-----------------------------------------------------------
(14) Type of Reporting Person (See Instructions)        CO
------------------------------------------------------------





     (1)  Pursuant to the Restructuring  (as defined in Item
          4), Viacom Inc. surrendered to the Issuer all its shares of Issuer's common stock.

                                            Page 3 of 4
Item 1.   Security and Issuer.
          --------------------

     This Amendment No. 1 amends the Statement on Schedule
13D filed with the SEC on May 30, 2000 by Mr. Sumner M.
Redstone, National Amusements, Inc., NAIRI, Inc. and Viacom
Inc. (Viacom)(collectively, the "Reporting Persons"), with respect to the Common Stock, no par value per share (the
"Common Shares"), of MedicaLogic/Medscape, Inc. ("MDLI" or the "Issuer"), an Oregon corporation, with its principal executive office located at 20500 NW Evergreen Parkway, Hillsboro, Oregon 97124.


Item 4.   Purpose of Transaction.
          -----------------------
      Item 4 is hereby amended and restated in its entirety to read as follows:

     "On November 7, 2001, Viacom, MDLI, Medscape, Inc. ("Medscape"), a Delaware corporation, and CBS Worldwide Inc. ("Worldwide"), a Delaware corporation, entered into a Restructuring Agreement pursuant to which, among other things, (1) Viacom paid $10,000,000 in cash and surrendered to MDLI all of the 4,695,892 Common Shares it owned prior to the Restructuring, (2) the Advertising and Promotion Agreement between Viacom and Medscape under which Medscape had certain rights to an outstanding balance of approximately $111 million of advertising and promotion was terminated, and (3) certain other agreements between or among the Issuer, Medscape, Viacom and Worldwide, or any combination thereof, were terminated (the "Restructuring").

     "As a result of the Restructuring the Reporting Persons ceased to be the beneficial owners of any of Issuer's securities."


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------
     Item 5 is amended and restated in its entirety as follows:

(e) Effective November 7, 2001, pursuant to the events described in Item 4 above, the Reporting Persons ceased to be the beneficial owners of any of Issuer's securities.

                         Signatures
                          ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



November 9, 2001


                                   /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually



                                   National Amusements, Inc.


                                 By:/s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Chairman and Chief
                                   Executive Officer


                                   NAIRI, Inc.


                                 By:/s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Chairman and President


                                   Viacom Inc.


                                 By:/s/ Michael D. Fricklas
                                   ----------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and
                                   Secretary